Exhibits 4.102

Deed of Adherence

THIS DEED OF ADHERENCE (this “Agreement”) dated as of June 30, 2010 is made by and between GM Investment Company Limited, a company incorporated in Hong Kong (“GM Investment”), Funtalk China Holdings Limited, an exempted limited company incorporated in the Cayman Islands (the “Company”), Capital Ally Investment Limited, a company incorporated in the British Virgin Islands (“Capital Ally”) and Arch Digital Holdings Limited, a company incorporated in the British Virgin Islands (“Arch”).

WHEREAS, the Company, Capital Ally and Arch have entered into that certain Lock-up Agreement dated as of July 9, 2009 (the “Lock-up Agreement”).

WHEREAS, Capital Ally desires to transfer 15,075,000 ordinary shares, par value $0.001, of the Company (the “GM Investment Shares”), to GM Investment on June 30, 2010.

WHEREAS, the Company, Capital Ally, Arch and GM Investment have agreed that GM Investment shall execute this Agreement confirming its agreement to be bound by the provisions of the Lock-up Agreement, with all of the rights and obligations of a “Holder” of “Lock-up Shares” thereunder (as such terms are defined in the Lock-up Agreement).

NOW IT IS AGREED AS FOLLOWS:

Section 1.               Adherence to Lock-up Agreement.  GM Investment hereby agrees with each party to the Lock-up Agreement that it will comply with and be bound by all of the provisions of the Lock-up Agreement (a copy of which has been delivered to GM Investment and is attached hereto as Annex A for identification) in all respects as if GM Investment were a party to the Lock-up Agreement and were named therein as a party, and on the basis that references therein to “Holder” shall include a separate reference to GM Investment, and the GM Investment Shares, together with any ordinary shares of the Company acquired by GM Investment during the Lock-up Period (as such terms is defined in the Lock-up Agreement), including, but not limited to, the Earn-Out Shares, as such term is defined in the Agreement and Plan of Merger, Conversion and Share Exchange, as amended, by and among the Company, Capital Ally, Arch and certain other parties, dated as of September 5, 2009, transferred by Capital Ally to GM Investment hereafter, shall constitute “Lock-up Shares” as defined therein.

Section 2.               Entire Agreement.  This Agreement sets forth the entire understanding and agreement of GM Investment and the Company with respect to the transactions contemplated hereby and supersedes and replaces any prior understanding, agreement or statement of intent, in each case written or oral, of any kind and every nature with respect hereto. Any provision of this Agreement can only be amended or modified in whole or in part by an agreement in writing executed by the Company, Capital Ally, Arch and GM Investment.

Section 3.               Governing Law.  This Agreement and the rights and obligations under it shall be governed by and construed in accordance with the laws of the State of New York.

Section 4.               Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GM Investment Company Limited

	By:	/s/ Kam Yuen
	Name:	Kam Yuen
	Title:	Director

Funtalk China Holdings Limited

	By:	/s/ Dongping Fei
	Name:	Dongping Fei
	Title:	Director

As to Section 16 of the Lock-up Agreement only:

Capital Ally Investment Limited

	By:	/s/ Kam Yuen
	Name:	Kam Yuen
	Title:	Director

Arch Digital Holdings Limited

	By:	/s/ Clement Kwong
	Name:	Clement Kwong
	Title:	Director

[Signature Page of Deed of Adherence]

Annex A

Lock-up Agreement